Filed Pursuant to Rule 424(B)(3)
Registration No. 333-168905

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 6 DATED APRIL 17, 2012

TO THE PROSPECTUS DATED SEPTEMBER 22, 2011

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated September 22, 2011 and Supplement No. 5 thereto dated April 5, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an update on the status of our offering.

Status of Our Offering

We commenced our initial public offering of shares of our common stock on March 17, 2008. On September 16, 2011, we terminated our initial public offering, having sold approximately 29 million shares and received aggregate gross offering proceeds of approximately $289 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on September 22, 2011. As of April 12, 2012, we have received aggregate gross offering proceeds of approximately $31 million from the sale of approximately 3.1 million shares in our Follow-on Offering, and aggregate gross offering proceeds from our initial public offering and our Follow-on Offering of approximately $320 million from the sale of approximately 32.1 million shares. As of April 12, 2012, approximately 107 million shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. Our Follow-on Offering will not last beyond September 22, 2013, unless extended by our board of directors as permitted under applicable law. We also reserve the right to terminate our Follow-on Offering at any time.

As we previously disclosed in Supplement No. 5, effective June 1, 2012, the offering price of our shares of common stock will increase from the current $10.00 per share to $10.79 per share.

Beginning on June 1, 2012, we will no longer offer shares under our offering at $10.00 per share and will begin offering shares at $10.79 per share; however, we will accept subscriptions at $10.00 per share for a short period of time after June 1, 2012 as follows. We will accept subscription agreements at $10.00 per share on or after June 1, 2012 only for subscriptions which require funds to be transferred from an IRA custodian in connection with the purchase of our shares and only when all of the following criteria are met:

•	The investor must sign the subscription agreement on or before Thursday, May 31, 2012;

•	The subscription agreement and transfer request must be received by DST, our transfer agent, by Friday, June 8, 2012;

•	Any investment paperwork that is not in good order must be cured and received by DST no later than Tuesday, June 12, 2012; and

•	DST must receive the proceeds by Friday, June 29, 2012.

1